Filed pursuant to Rule 433
Issuer Free Writing Prospectus
Registration No. 333-148729
January 31, 2008
E-House (China) Holdings Limited
     E-House (China) Holdings Limited, or E-House, has filed a registration statement on Form F-1, including a prospectus, with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents E-House has filed with the SEC for more complete information about E-House and this offering. Investors should rely upon the prospectus and any relevant free writing prospectus for complete details. You may get these documents and other documents E-House has filed for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, E-House, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free: 1-800-221-1037 (Credit Suisse), 1-866-500-5408 (Merrill Lynch & Co.) (calling these numbers are not toll free outside the United States). You may also access E-House’s most recent prospectus by visiting EDGAR on the SEC website at http://www.sec.gov/Archives/edgar/data/1405658/000114554908000143/h01811a1fv1za.htm.
     On January 28, 2008, E-House filed Amendment No. 1 to its registration statement on Form F-1 (the “Amendment No. 1”), which included a preliminary prospectus dated January 25, 2008. On January 31, 2008, the SEC declared effective E-House’s registration statement on Form F-1. This free writing prospectus reflects the following amendments that were made in the final prospectus dated January 31, 2008 to be filed via EDGAR with the SEC on February 1, 2008 (the “Final Prospectus”). References to “we,” “us,” “our company” and “our” are used in the same manner as in the Amendment No. 1.
Decrease in the number of ADSs offered in the offering
In the Amendment No. 1, we stated that the number of ADSs being offered and sold in the offering was 7,000,000 ADSs, consisting of 6,000,000 ADSs from E-House and an additional 1,000,000 ADSs from a selling shareholder, Smart Create Group Limited (“Smart Create”). In addition, the underwriters had an over-allotment option to purchase up to an additional 1,050,000 ADSs from a selling shareholder, Jun Heng Investment Limited (“Jun Heng”). The number of ADSs being offered in the offering has now been changed, such that (1) Smart Create is not selling any ADSs; and (2) the underwriters have an over-allotment option to purchase up to an additional 900,000 ADSs from Jun Heng. The number of ADSs being offered by E-House remains the same as 6,000,000 ADSs.
Determination of the public offering price
The assumed public offering price, as stated in the Amendment No. 1 including the preliminary prospectus, was US$19.44 per ADS, being the average of the high and low trading prices of E-House’s ADSs listed on the New York Stock Exchange on January 24, 2008. The public offering price for our ADSs has now been set at US$17.00 per ADS.
In light of the above, we have revised the disclosures about the selling shareholder and the disclosures that are contingent on the public offering price in our Final Prospectus. Set forth below are the revised (1) prospectus front cover page, (2) Prospectus Summary — Conventions That Apply To This Prospectus section, (3) Prospectus Summary — The Offering section, (4) the balance sheet data from Our Summary Consolidated Financial Data section, (5) certain portions of Risk Factors section, (6) Use of Proceeds section, (7) Capitalization section, (8) Dilution section, (9) certain portions of Principal and Selling Shareholders section, (10) certain portions of Shares Eligible for Future Sale section, (11) certain portions of Underwriting section, and (12) prospectus back cover page.

6,000,000 American Depositary Shares

E-House (China) Holdings Limited
Representing 6,000,000 Ordinary Shares

This is a public offering of American depositary shares, or ADSs, of E-House (China) Holdings Limited, or E-House. E-House is offering 6,000,000 ADSs. Each ADS represents one ordinary share. The ADSs are evidenced by American depositary receipts, or ADRs.

The public offering price of the ADSs is US$17.00 per ADS. Our ADSs are traded on the New York Stock Exchange under the symbol “EJ.” On January 31, 2008, the last reported sale price of our ADSs was $18.48 per ADS. There is currently no public market for our ordinary shares.

The underwriters have an option to purchase up to an additional 900,000 ADSs from a selling shareholder, Jun Heng Investment Limited, at the public offering price, less underwriting discounts and commissions, within 30 days from the date of this prospectus. E-House will not receive any of the proceeds from the sale of ADSs by the selling shareholder.

See “Risk Factors” beginning on page 10 to read about risks you should consider before buying the ADSs.

			Proceeds,
	Public	Underwriting discounts	before expenses,
	offering price	and commissions	to E-House

Per ADS	$17.00	$0.68	$16.32
Total	$102,000,000	$4,080,000	$97,920,000

The underwriters expect to deliver the ADSs evidenced by the ADRs against payment in U.S. dollars in New York, New York on or about February 6, 2008.

Neither the United States Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Credit Suisse	Merrill Lynch & Co.

Lazard Capital Markets	Susquehanna Financial Group, LLLP

The date of this prospectus is January 31, 2008

Conventions That Apply To This Prospectus

Unless otherwise indicated, all information in this prospectus reflects no exercise by the underwriters of their option to purchase up to 900,000 additional ADSs representing 900,000 ordinary shares from Jun Heng Investment Limited.

Except where the context otherwise requires and for purposes of this prospectus only:

•	“we,” “us,” “our company,” “our” and “E-House” refer to E-House (China) Holdings Limited, a Cayman Islands company, and its predecessor entities and its subsidiaries;

•	“China” or “PRC” refers to the People’s Republic of China, including Hong Kong and Macau;

•	“CRIC system” refers to China Real Estate Information Circle, our proprietary real estate information database and analyses system;

•	“shares” or “ordinary shares” refers to our ordinary shares, par value $0.001 per share, and “preferred shares” refers to our series A convertible and redeemable preferred shares, all of which were converted into our ordinary shares upon the completion of our initial public offering on August 8, 2007.

•	“ADSs” refers to our American depositary shares, each of which represents one ordinary share, and “ADRs” refers to the American depositary receipts that evidence our ADSs;

•	“primary real estate market” refers to the market for newly constructed and completed residential and commercial real properties, “primary real estate agency services” refers to agency services provided for the primary real estate market, “secondary real estate market” refers to the market for all residential and commercial real properties other than those for sale in the primary real estate market, and “secondary real estate brokerage services” refers to brokerage services provided for the secondary real estate market;

•	“The China Real Estate Top 10 Committee” refers to a real estate market research task force jointly organized by the China Real Estate Association, the Enterprise Research Institute of Development Research Center of the State Council of PRC, the Institute of Real Estate Studies of Tsinghua University and the China Index Academy; and

•	all references to “RMB” or “Renminbi” are to the legal currency of China; and all references to “$,” “dollars,” “US$” and “U.S. dollars” are to the legal currency of the United States.

THE OFFERING

The following information assumes that the underwriters will not exercise their option to purchase additional ADSs in the offering, unless otherwise indicated.

Offering price	US$17.00 per ADSs.

ADSs offered by us	6,000,000 ADSs.

Total ADSs offered in this offering	6,000,000 ADSs.

ADSs outstanding immediately after this offering	22,790,000 ADSs.

Ordinary shares outstanding immediately after this offering	82,473,759 ordinary shares.

ADS to ordinary share ratio	One ADS represents one ordinary share.

The ADSs	• The depositary will hold the ordinary shares underlying your ADSs. You will have rights as provided in the deposit agreement.

•   If, however, we declare dividends on our ordinary shares, the depositary will pay you the cash dividends and other distributions it receives on our ordinary shares, after deducting its fees and expenses.

• You may turn in your ADSs to the depositary in exchange for ordinary shares. The depositary will charge you fees for any exchange.

• We may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs, you agree to be bound by the deposit agreement as amended.

To better understand the terms of the ADSs, you should carefully read the “Description of American Depositary Shares” section of this prospectus. You should also read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.

Over-allotment option	Jun Heng Investment Limited has granted to the underwriters an option, which is exercisable within 30 days from the date of this prospectus, to purchase up to an aggregate of 900,000 additional ADSs.

Use of proceeds	Our net proceeds from this offering will be approximately US$97 million. We plan to use the net proceeds we receive from this offering to fund possible additional strategic alliances and possible acquisitions of complementary businesses, expand our sales and marketing efforts, fund capital expenditures, including investment in our information and operational systems, and for other general corporate purposes. See “Use of Proceeds” for additional information.

We will not receive any of the proceeds from the sale of ADSs by the selling shareholder if the over-allotment option is exercised.

Lock-up	We, our directors and officers and the selling shareholder have agreed with the underwriters to a lock-up of shares for a period of 90 days after the date of this prospectus. See “Underwriting.”

Listing	Our ADSs are listed on the New York Stock Exchange under the symbol “EJ.” Our ordinary shares are not listed on any exchange or traded on any automated quotation system.

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of risks you should carefully consider before investing in our ADSs.

Depositary	JPMorgan Chase Bank, N.A.

The number of ordinary shares that will be outstanding immediately after this offering:

•	assumes the underwriters’ over-allotment option is not exercised;

•	excludes 2,004,500 restricted shares and ordinary shares issuable upon the exercise of options outstanding as of the date of this prospectus, at a weighted average price of $12.77 per share; and

•	excludes ordinary shares reserved for future issuances under our share incentive plan.

		As of
	As of	September 30, 2007
	December 31, 2006	Actual	As adjusted(1)
	(unaudited)
	(In thousands of $)

Consolidated Balance Sheet Data:
Cash and cash equivalents	24,306	178,850	275,598
Total assets	89,430	287,590	384,338
Total current liabilities	28,751	39,685	39,685
Mezzanine equity	24,828	—	—
Total shareholders’ equity	32,370	244,086	340,834

(1)	Our consolidated balance sheet data as of September 30, 2007 are adjusted to give effect to the issuance and sale of 6,000,000 ADSs by us in this offering, after deducting estimated underwriting discounts, commissions and estimated offering expenses payable by us.

operations, may result in material disruptions to property development in China and corresponding disruptions to our sales and marketing, which in turn will adversely affect our financial condition and results of operations.

RISKS RELATED TO OUR ADSs AND THIS OFFERING

The market price for our ADSs may be volatile.

The market price for our ADSs may be volatile and subject to wide fluctuations in response to factors including the following:

•	actual or anticipated fluctuations in our quarterly operating results;

•	changes in financial estimates by securities research analysts;

•	conditions in the real estate industries;

•	changes in the economic performance or market valuations of other real estate services companies;

•	announcements by us or our competitors of new products, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	addition or departure of key personnel;

•	fluctuations of exchange rates between the RMB and U.S. dollar or other foreign currencies;

•	potential litigation or administrative investigations;

•	release of lock-up or other transfer restrictions on our outstanding ADSs or ordinary shares or sales of additional ADSs; and

•	general economic or political conditions in China.

In addition, the securities markets in the United States, China and elsewhere have from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our ADSs.

You will experience immediate dilution in the net tangible book value of ADSs purchased.

When you purchase ADSs in the offering at the public offering price of $17.00 per ADS, you will incur immediate dilution of $12.93 per ADS. See “Dilution.” In addition, you may experience further dilution to the extent that additional ordinary shares are issued upon exercise of outstanding options and options we may grant from time to time.

We may need additional capital, and the sale of additional ADSs or other equity securities could result in additional dilution to our shareholders.

We believe that our current cash and cash equivalents, anticipated cash flow from operations and the proceeds from our initial public offering in August 2007 and from this offering will be sufficient to meet our anticipated cash needs for the foreseeable future. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. It is uncertain whether financing will be available in amounts or on terms acceptable to us, if at all.

Substantial future sales of our ADSs in the public market, or the perception that these sales could occur, could cause the price of our ADSs to decline.

Additional sales of our ordinary shares in the public market after this offering, or the perception that these sales could occur, could cause the market price of our ADSs to decline. Upon completion of this offering, we will have 82,473,759 ordinary shares outstanding. All shares sold in this offering will be freely transferable without restriction or additional registration under the Securities Act of 1933. 58,683,759 ordinary shares outstanding after this offering will be available for sale, upon the expiration of the applicable lock-up period, subject to volume and other restrictions as applicable under Rule 144 under the Securities Act. The lock-up restrictions applicable to our shareholders signed in connection with our initial public offering are scheduled to expire on February 4, 2008, while the lock-up restrictions on directors, officers and selling shareholder in this offering will expire 90 days from the date of this prospectus. Any or all of these shares can be released prior to expiration of the lock-up period at the discretion of the lead underwriters for this offering. To the extent shares are released before the expiration of the lock-up period and these shares are sold into the market, the market price of our ADSs could decline.

In addition, certain holders of our ordinary shares after the completion of this offering will have the right to cause us to register the sale of those shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the public market could cause the price of our ADSs to decline.

Our corporate actions are substantially controlled by Xin Zhou, our co-founder, chairman and chief executive officer.

Immediately following this offering, Xin Zhou will beneficially own approximately 33.52% of our outstanding shares or 32.43% if the underwriters exercise their option to purchase additional ADSs in full, and Xin Zhou is currently and is expected to remain an affiliate within the meaning of the Securities Act after the offering. Accordingly, Mr. Zhou will have significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders, including those who purchase ADSs in this offering.

You may not have the same voting rights as the holders of our ordinary shares and may not receive voting materials in time to be able to exercise your right to vote.

Except as described in this prospectus and in the deposit agreement, holders of our ADSs will not be able to exercise voting rights attaching to the shares evidenced by our ADSs on an individual basis. Holders of our ADSs have appointed the depositary or its nominee as their representative to exercise the voting rights attaching to the shares represented by the ADSs. You may not receive voting materials in time to instruct the depositary to vote, and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

You may not be able to participate in rights offerings and may experience dilution of your holdings as a result.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. Under the deposit agreement for the ADSs, the depositary will not offer those rights to ADS holders unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act of 1933, as amended, or the Securities Act, or exempt from registration under the Securities Act with respect to all holders of ADSs. We are under no obligation to file a registration statement with respect to any such rights or underlying securities or to endeavor to cause such a registration statement to be declared effective. In addition, we

USE OF PROCEEDS

We will receive net proceeds from this offering of approximately $97 million after deducting underwriting discounts and commissions and the estimated offering expenses payable by us. We will not receive any of the proceeds from the sale of ADSs by the selling shareholder if the over-allotment option is exercised.

We intend to use the net proceeds we will receive from this offering as follows:

•	approximately $60 million to fund possible additional strategic alliances and possible acquisitions of complementary businesses;

•	approximately $10 million to expand our sales and marketing efforts;

•	approximately $10 million to fund capital expenditures, including investment in our information and operational systems; and

•	the balance for other general corporate purposes.

As of the date of this prospectus, we cannot specify with certainty the particular uses for the net proceeds we will receive upon the completion of this offering. Accordingly, our management will have significant discretion in applying the net proceeds we will receive from the offering.

The foregoing represents our current intentions to use and allocate the net proceeds of this offering based upon our present plans and business conditions. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus.

Pending use of the net proceeds, we intend to hold our net proceeds in demand deposits or invest them in interest-bearing government securities.

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2007:

•	on an actual basis;

•	on an as adjusted basis to reflect the issuance and sale of 6,000,000 ordinary shares in the form of ADSs by us in this offering at the public offering price of $17.00 per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of September 30, 2007
	Actual	As adjusted
	(in thousands of $, except share and per share data)

Debt
Guaranteed	6,658	6,658
Secured	689	689
Minority interest	2,817	2,817
Shareholders’ equity:
Ordinary shares, $0.001 par value, 1,000,000,000 shares authorized, 76,325,395 shares issued and outstanding on an actual basis, and 82,325,395 shares issued and outstanding as adjusted	76	82
Additional paid-in capital	208,638	305,380
Retained earnings	32,076	32,076
Accumulated other comprehensive income	3,296	3,296

Total shareholders’ equity	244,086	340,834

Total capitalization	254,250	350,998

DILUTION

Our net tangible book value as of September 30, 2007 was approximately $3.13 per share or ADS. Net tangible book value per share represents the amount of total tangible assets, minus the amount of total liabilities, divided by the total number of ordinary shares outstanding. Dilution is determined by subtracting net tangible book value per ordinary share from the public offering price per ordinary share.

Without taking into account any other changes in such net tangible book value after September 30, 2007, other than to give effect to our sale of the 6,000,000 ADSs offered in this offering at the public offering price of $17.00 per ADS, and after deduction of underwriting discounts and commissions and the estimated offering expenses, our pro forma net tangible book value at September 30, 2007 would have been $4.07 per outstanding ordinary share, including ordinary shares underlying our outstanding ADSs, or $4.07 per ADS. This represents an immediate increase in net tangible book value of $0.94 per ordinary share or per ADS, to existing shareholders and an immediate dilution in net tangible book value of $12.93 per ordinary share or per ADS, to purchasers of ADSs in this offering.

The following table illustrates such per share dilution:

Public offering price per ordinary share	$17.00
Net tangible book value per ordinary share	$3.13
Increase in net tangible book value per ordinary share attributable to price paid by new investors	$0.94
Pro forma net tangible book value per ordinary share after the offering	$4.07
Amount of dilution in net tangible book value per ordinary share to new investors in the offering	$12.93
Amount of dilution in net tangible book value per ADS to new investors in the offering	$12.93

The following table summarizes, on a pro forma basis as of September 30, 2007, the differences between the shareholders as of September 30, 2007 and the new investors with respect to the number of ordinary shares purchased from us, the total consideration paid and the average price per ordinary share paid at the public offering price of $17.00 per ADS before deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us. The pro forma information discussed above is illustrative only.

					Average
					Price Per	Average
	Ordinary Shares Purchased		Total Consideration		Ordinary	Price Per
	Number	Percent	Amount	Percent	Share	ADS

Existing shareholders	76,325,395	93%	$208,713,946	67%	$2.73	$2.73
New investors	6,000,000	7%	$102,000,000	33%	$17.00	$17.00

Total	82,325,395	100%	$310,713,946	100%

The discussion and tables above also assume no exercise of any outstanding stock options. As of the date of this prospectus, there were 1,716,500 ordinary shares issuable upon exercise of outstanding stock options at a weighted average exercise price of $14.36 per share, and there were additional ordinary shares available for future issuance upon the exercise of future grants under our share incentive plan. See “Management — Share Incentive Plan.” To the extent that any of these options are exercised, there will be further dilution to new investors.

PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of the date of this prospectus, by:

•	each of our directors and executive officers;

•	each person known to us to own beneficially more than 5.0% of our ordinary shares; and

•	the selling shareholder in the event the over-allotment option is not exercised.

	Ordinary Shares		Ordinary Shares		Shares Beneficially
	Beneficially Owned Prior		Being Sold in This		Owned Immediately
	to This Offering		Offering		After This Offering(1)
	Number(2)	%(3)	Number	%(3)	Number	%(3)

Directors and Executive Officers:
Xin Zhou(4)(†)	27,647,500	36.15	—	—	27,647,500	33.52
Neil Nanpeng Shen(5)	7,516,666	9.83	—	—	7,516,666	9.11
Charles Chao(6)	25,000	*	—	—	25,000	*
Bing Xiang(7)	16,666	*	—	—	16,666	*
Hongchao Zhu(8)	16,666	*	—	—	16,666	*
Yongyue Zhang(9)	1,000,000	1.31	—	—	1,000,000	1.21
Li-Lan Cheng(10)	148,364	*	—	—	148,364	*
Jianjun Zang(11)(†)	3,568,440	4.67	—	—	3,568,440	4.33
Xudong Zhu(12)	480,000	*	—	—	480,000	*
Canhao Huang(13)(†)	1,193,410	1.56	—	—	1,193,410	1.45
Zuyu Ding(14)(†)	393,000	*	—	—	393,000	*
Ber Jen Ko(15)	27,200	*	—	—	27,200	*
All Directors and Executive Officers as a Group(†)	36,878,062	48.16	—	—	36,878,062	44.66
Principal and Selling Shareholders:
On Chance Inc.(16)(†)	14,832,500	19.40	—	—	14,832,500	17.98
CHF Investment Limited(17)	9,473,684	12.39	—	—	9,473,684	11.49
Jun Heng Investment Limited(18)(†)	12,815,000	16.76	—	—	12,815,000	15.54
Smart Create Group Limited(19)	7,500,000	9.81	—	—	7,500,000	9.09

*	Less than 1% of our total outstanding shares.

†	Each of these directors and executive officers is a beneficial owner of our shares through On Chance Inc., Jun Heng Investment Limited or both, as the case may be. On Chance Inc., or On Chance, is also a shareholder of Jun Heng Investment Limited, or Jun Heng. Jun Heng will participate as a selling shareholder in this offering only if the underwriters exercise the over-allotment option, in which case the proportionate interests of each of these directors and executive officers in the ordinary shares of our company directly held by On Chance and Jun Heng will be reduced proportionately, which will result in a smaller number of ordinary shares beneficially owned by each of these persons immediately after exercise of the over-allotment option, if any such exercise is made.

(1)	Assumes that the underwriters do not exercise the over-allotment option.

(2)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities.

(3)	The percentage of beneficial ownership of each listed person prior to this offering is based on 76,473,759 ordinary shares outstanding as of the date of this prospectus and shares that such person has the right to acquire within 60 days after the date of this prospectus. The percentage of beneficial ownership of each listed person after this offering is based on 82,473,759 shares outstanding immediately after the closing of this offering, including ordinary shares issued in this offering as well as the number of shares that such person has the right to acquire within 60 days after the date of this prospectus.

(4)	Includes 14,832,500 ordinary shares and 12,815,000 ordinary shares respectively held by On Chance Inc., or On Chance, and Jun Heng Investment Limited, or Jun Heng, before the offering. Each of On Chance and Jun Heng is a company incorporated in British Virgin Islands and controlled by Mr. Zhou. As a result, Mr. Zhou is deemed to be the beneficial owner of 27,647,500 ordinary shares of our company. Mr. Zhou disclaims beneficial ownership of these 27,647,500 shares except to the extent of his pecuniary interest therein. The business address of Mr. Zhou is 17F, Merchandise Harvest Building (East), No. 333 North Chengdu Road, Shanghai, PRC 200041, People’s Republic of China.

(5)	Includes 16,666 ordinary shares issuable upon exercise of options held by Mr. Shen within 60 days after the date of this prospectus and 7,500,000 ordinary shares held by Smart Create Group Limited, or Smart Create, a British Virgin Islands company that is controlled by Mr. Shen. Mr. Shen, a shareholder of Smart Create, has been granted a voting proxy by each of other shareholders of Smart Create to vote on their behalf. Mr. Shen disclaims beneficial ownership of these 7,516,666 shares except to the extent of his pecuniary interest therein. The business address of Mr. Shen is Suite 2215, 22/F, Two Pacific Place, 88 Queensway Road, Hong Kong.

(6)	Includes 25,000 ordinary shares issuable upon exercise of options held by Mr. Chao within 60 days after the date of this prospectus. The business address of Mr. Chao is 17/F, Merchandise Harvest Building (East), No. 333 North Chengdu Road, Shanghai, PRC 200041, People’s Republic of China.

(7)	Includes 16,666 ordinary shares issuable upon exercise of options held by Mr. Xiang within 60 days after the date of this prospectus. The business address of Mr. Xiang is 17/F, Merchandise Harvest Building (East), No. 333 North Chengdu Road, Shanghai, PRC 200041, People’s Republic of China.

(8)	Includes 16,666 ordinary shares issuable upon exercise of options held by Mr. Zhu within 60 days after the date of this prospectus. The business address of Mr. Zhu is 17/F, Merchandise Harvest Building (East), No. 333 North Chengdu Road, Shanghai, PRC 200041, People’s Republic of China.

(9)	The business address of Mr. Zhang is 17/F, Merchandise Harvest Building (East), No. 333 North Chengdu Road, Shanghai, PRC 200041, People’s Republic of China.

(10)	Represents 148,364 restricted shares held by Mr. Cheng. The business address of Mr. Cheng is 17/F, Merchandise Harvest Building (East), No. 333 North Chengdu Road, Shanghai, PRC 200041, People’s Republic of China.

(11)	Represents 3,568,440 ordinary shares held by Jun Heng Investment Limited, a British Virgin Islands-incorporated company that is approximately 27.24%-owned by Mr. Zang. The business address of Mr. Zang is 17/F, Merchandise Harvest Building (East), No. 333 North Chengdu Road, Shanghai, PRC 200041, People’s Republic of China.

(12)	Represents 480,000 ordinary shares held by Sanson Developments Limited, a company incorporated in British Virgin Islands and wholly owned by Mr. Zhu. The business address of Mr. Zhu is 17/F, Merchandise Harvest Building (East), No. 333 North Chengdu Road, Shanghai, PRC 200041, People’s Republic of China.

(13)	Represents 1,193,410 ordinary shares held by Jun Heng Investment Limited, a British Virgin Islands-incorporated company that is approximately 9.11%-owned by Mr. Huang. The business address of Mr. Huang is 17/F, Merchandise Harvest Building (East), No. 333 North Chengdu Road, Shanghai, PRC 200041, People’s Republic of China.

(14)	Represents 393,000 ordinary shares held by Jun Heng Investment Limited, a British Virgin Islands-incorporated company that is approximately 3.00%-owned by Mr. Ding. The business address of Mr. Ding is 17/F, Merchandise Harvest Building (East), No. 333 North Chengdu Road, Shanghai, PRC 200041, People’s Republic of China.

(15)	Includes 27,200 ordinary shares issuable upon exercise of options held by Mr. Ko within 60 days after the date of this prospectus. The business address of Mr. Ko is 17/F, Merchandise Harvest Building (East), No. 333 North Chengdu Road, Shanghai, PRC 200041, People’s Republic of China.

(16)	On Chance Inc. is a company incorporated in British Virgin Islands and 95%-owned by Xin Zhou. The registered address of On Chance Inc. is Sea Meadow House, Blackburne Highway, Road Town, Tortola, British Virgin Islands.

(17)	Represents 9,473,684 ordinary shares held by CHF Investment Limited, a British Virgin Islands company, with the registered address at P.O. Box 173, Kingston Chambers, Road Town, Tortola, British Virgin Islands. China Harvest Fund, L.P. and China Harvest Parallel Fund I, L.P. beneficially own 97.83% and 2.17%, respectively, of the share capital of CHF Investment Limited. Each of China Harvest Fund, L.P. and China Harvest Parallel Fund I, L.P. is a Cayman Islands exempted limited partnership, with its registered address at the offices of M&C Corporate Services Limited, P.O. Box 309 GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands. The general partner of each of China Harvest Fund, L.P. and China Harvest Parallel Fund I, L.P. is China Renaissance Capital Investment, L.P., a Cayman Islands exempted limited partnership. Voting and investment power of shares beneficially held by China Harvest Fund, L.P. and China Harvest Parallel Fund I, L.P. is exercised by the investment committee of China Renaissance Capital Investment, L.P. which consists of Mark Qiu, Hung Shih, Li Zhenzhi, Charles Pieper and Nicole Arnaboldi. The address for these committee members is c/o China Renaissance Capital Investment, L.P., M&C Corporate Services Limited, P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands. CHF Investment Limited is affiliated with Credit Suisse Securities (USA) LLC, which is a registered broker-dealer and a member of the Financial Industry Regulatory Authority. Credit Suisse Securities (USA) LLC is a limited liability company with its principal place of business at 11 Madison Avenue, New York, New York 10010, U.S.A. Credit Suisse Securities (USA) LLC is an underwriter in this public offering.

(18)	Jun Heng Investment Limited is a company incorporated in British Virgin Islands and controlled by Xin Zhou. The registered address of Jun Heng Investment Limited is Beaufort House, P.O. Box 438, Road Town, Tortola, British Virgin Islands.

(19)	Smart Create Group Limited is a company incorporated in British Virgin Islands and controlled by Neil Nanpeng Shen. The registered address of Smart Create Group Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have outstanding 22,790,000 ADSs representing approximately 27.6% of our ordinary shares in issue. All of the ADSs sold in this offering will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of our ADSs in the public market could adversely affect prevailing market prices of our ADSs. We do not expect that a trading market will develop for our ordinary shares not represented by the ADSs.

Lock-Up Agreements

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any ADSs or shares of ordinary shares, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of the representatives for a period of 90 days after the date of this prospectus, except issuances pursuant to the exercise of employee stock options outstanding on the date hereof or pursuant to our dividend reinvestment plan.

Our officers and directors and the selling shareholder have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any ADSs or shares of ordinary shares or securities convertible into or exchangeable or exercisable for any ADSs or shares of ordinary shares, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our ADSs, whether any of these transactions are to be settled by delivery of our ADSs or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of the representatives for a period of 90 days after the date of this prospectus. After the expiration of the 90-day period, the ordinary shares held by our directors, executive officers or principal shareholders may be sold subject to the restrictions under Rule 144 under the Securities Act or by means of registered public offerings.

In addition, our shareholders who signed lock-up agreements in connection with our initial public offering remain subject to the provisions of that lock-up through February 4, 2008, after which time the ordinary shares or ADSs held by those shareholders (other than the selling shareholder for this offering) may be sold subject to the restrictions under Rule 144 under the Securities Act or by means of registered public offerings.

Each of the lock-up periods described above is subject to adjustment under certain circumstances. If in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless the representatives waive, in writing, such an extension.

Rule 144 and Rule 144(k)

In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned our ordinary shares for at least one year is entitled to sell within any three-month period a number of ordinary shares that does not exceed the greater of the following:

•	1% of the then outstanding ordinary shares, in the form of ADSs or otherwise, which will equal approximately 824,738 ordinary shares immediately after this offering; or

•	the average weekly trading volume of our ordinary shares in the form of ADSs or otherwise, during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission.

Sales under Rule 144 must be made through unsolicited brokers’ transactions. They are also subject to manner of sale provisions, notice requirements and the availability of current public information about us.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Credit Suisse Securities (USA) LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as representatives, have severally agreed to purchase, and we and the selling shareholder have agreed to sell to them, the number of ADSs indicated in the table below. Credit Suisse Securities (USA) LLC’s address is Eleven Madison Avenue, New York, New York 10010-3629 U.S.A. Merrill Lynch, Pierce, Fenner & Smith Incorporated’s address is 4 World Financial Center, 250 Vesey Street, New York, New York 10080 U.S.A.

Underwriter	Number of ADSs

Credit Suisse Securities (USA) LLC	2,700,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	2,700,000
Lazard Capital Markets LLC	300,000
Susquehanna Financial Group, LLLP	300,000
Total	6,000,000

The underwriters are offering the ADSs subject to their acceptance of the ADSs from us and the selling shareholder and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the ADSs offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated. The underwriters are obligated to take and pay for all of the ADSs offered by this prospectus if any such ADSs are taken. However, the underwriters are not required to take or pay for the ADSs covered by the underwriters’ over-allotment option described below.

We, Xin Zhou and the selling shareholder have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The representatives have advised us and the selling shareholder that the underwriters propose initially to offer the ADSs to the public at the offering price on the cover page of this prospectus and to dealers at that price less a concession not in excess of $0.408 per ADS. No further discount will be allowed to dealers or re-allowed by dealers to other dealers. After the public offering, the public offering price, concession and discount may be changed.

The following table shows the per ADS and total underwriting discounts and commissions to be paid by us and, if the over-allotment option is exercised, the selling shareholder in connection with this offering. The amounts in the following table are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option.

	Per ADS		Total
	Without	With	Without	With
	Over-allotment	Over-allotment	Over-allotment	Over-allotment

Underwriting Discounts and Commissions paid by us	$0.680	$0.680	$4,080,000	$4,080,000
Expenses payable by us	$0.195	$0.195	$1,172,299	$1,172,299
Underwriting Discounts and Commissions paid by selling shareholder	$—	$0.680	$—	$612,000

The representatives will reimburse us for a portion of the expenses incurred by us in connection with this offering.

Jun Heng Investment Limited has granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 900,000 additional ADSs at the offering price listed on the cover page of this prospectus, less underwriters discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the ADSs offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase additional ADSs approximately proportionate to each underwriter’s initial amount reflected in the table above.

The offering is being conducted in accordance with the applicable provisions of Rule 2720 of the Financial Industry Regulatory Authority, or FINRA, Conduct Rules because an affiliate of Credit Suisse Securities (USA) LLC, one of the underwriters, owns 10% or more of our ordinary shares.

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any of our ordinary shares or ADSs or securities convertible into or exchangeable or exercisable for any of our ordinary shares or ADSs, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of the representatives for a period of 90 days after the date of this prospectus, except issuances pursuant to the exercise of employee share options outstanding on the date hereof. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless the representatives waive, in writing, such an extension.

Our executive officers and directors and the selling shareholder have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any of our ordinary shares or ADSs or securities convertible into or exchangeable or exercisable for any of our ordinary shares or ADSs, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our ordinary shares or ADSs, whether any of these transactions are to be settled by delivery of our ordinary shares, ADSs or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of the representatives for a period of 90 days after the date of this prospectus. In addition, our shareholders who signed lock-up agreements in connection with our initial public offering remain subject to the provisions of that lock-up through February 4, 2008, after which time the ordinary shares or ADSs held by those shareholders (other than the selling shareholder for this offering) may be sold subject to the restrictions under Rule 144 under the Securities Act or by means of registered public offerings. However, in the event that either (1) during the last 17 days of the relevant “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the relevant “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the relevant “lock-up” period, then in either case the expiration of the relevant “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless the representatives waive, in writing, such an extension.

Our ADSs are listed on the New York Stock Exchange under the symbol “EJ.” Our initial public offering was completed on August 8, 2007.

The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority. No underwriter may sell to any account over which they exercise discretionary authority without the specific written approval of the customer.

Until the distribution of the ADSs is completed, Securities and Exchange Commission rules may limit underwriters and selling group members from bidding for and purchasing our ADSs. However, the representatives, or any person acting for them, on behalf of the underwriters, may engage in transactions that stabilize the price of the ADSs, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our ADSs in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of ADSs than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the

6,000,000 American Depositary Shares

E-House (China) Holdings Limited

Representing 6,000,000 Ordinary Shares

Credit Suisse	Merrill Lynch & Co.

Lazard Capital Markets	Susquehanna Financial Group, LLLP